Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT

This Amendment No. 1 to Stock Purchase Agreement (this “Amendment”), dated as of June 28, 2019, is made by and among Victory Capital Holdings, Inc., a Delaware corporation (“Buyer”), USAA Investment Corporation, a Delaware corporation (“Seller”) and USAA Capital Corporation, a Delaware corporation (“Seller Parent”).  Seller, Buyer and Seller Parent shall be referred to herein collectively as the “Parties”.

RECITALS:

WHEREAS:

A.          Seller, Buyer and, solely for the purposes of Section 6.12,  Section 6.13,  Section 6.15,  Section 6.19,  Section 6.25 and Article 11 thereto, Seller Parent, are party to that certain Stock Purchase Agreement, dated as of November 6, 2018 (the “Purchase Agreement”).

B.          The Parties desire to amend the Purchase Agreement, certain Exhibits to the Purchase Agreement and the Seller Disclosure Schedule pursuant to and in accordance with Section 11.1 of the Purchase Agreement, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.         Definitions.  Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Purchase Agreement, as amended hereby.

2.         Amendments.  The Parties hereby agree to amend the Purchase Agreement and the Seller Disclosure Schedule and hereby agree to take the actions and agree with respect to certain matters, in each case, as set forth below.

(a)    The following amendments and additions shall be made to Section 1.1 of the Purchase Agreement:

i.            The term “Ancillary Agreements” is hereby amended and restated in its entirety as follows:

“Ancillary Agreements” means (a) the Transition Services Agreement, (b) the Transitional Trademark License Agreements and that certain trademark assignment agreement regarding the assignment of the Trademarks identified on Section 6.15(a) of the Seller Disclosure Schedule to Buyer, to be entered into on the Closing Date by and between IMCO and Victory Capital Management Inc., (c) the New Selected Dealer Agreement for Mutual Funds, (d) duly executed certification from each Acquired Company in accordance with the provisions of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), (e) a duly executed copy of the Escrow Agreement dated the Escrow Funding Date, (f) that certain referral agreement regarding the 529 Plan to be entered into on the Closing Date by and between USAA and Buyer, (g)  that certain referral agreement regarding the

Funds to be entered into following the Closing Date by and between USAA and Buyer, (h)  that certain IRA Custodian Services Agreement to be entered into on the Closing Date by and between Transfer Agent and USAA Federal Savings Bank, a federally chartered savings association,  (i) that certain 403(b) Custody Services Agreement to be entered into on the Closing Date by and between Transfer Agent and IMCO,  (j) the resignation letters of the directors and officers of the Acquired Companies, (k) certificates (or other applicable evidence of ownership in form and substance reasonably acceptable to Buyer) representing the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank or other duly executed instruments of transfer in form and substance reasonably acceptable to Buyer evidencing the transfer to Buyer of the Shares, (l) the Written Instructions, (m) that certain Books and Records Agreement to be entered into on the Closing Date by and between Seller and Buyer, and  (n) any other certificates, instruments or agreements being executed and/or delivered in connection with this Agreement and the Transactions, including any exhibits or attachments to any of the foregoing or this Agreement.

ii.            The term “Buyer Foundation” is hereby deleted in its entirety from Section 1.1 of the Purchase Agreement.

iii.            The following definition is hereby added immediately following the definition of the term “Closing Date Net Working Capital” in Section 1.1 of the Purchase Agreement:

“Closing Documents” means all Ancillary Agreements to which the Parties or their applicable Affiliates are parties and such other certificates, agreements and instruments as are required to be executed and delivered by the Parties or their applicable Affiliates at or prior to the Closing pursuant to this Agreement or as are otherwise reasonably required in connection with this Agreement.

iv.             The following definition is hereby added immediately following the definition of the term “Closing Statement” in Section 1.1 of the Purchase Agreement:

“Closing Time” has the meaning set forth in Section 2.2(b).

v.            The following definition is hereby added immediately following the definition of the term “Commitment Period Expiration Date” in Section 1.1 of the Purchase Agreement:

“Committee Charter” has the meaning set forth in Section 6.22.

vi.             The following definitions are hereby added immediately following the definition of the term “ERISA Affiliate” in Section 1.1 of the Purchase Agreement:

“Escrow Agent” means Barclays Bank PLC, New York Branch, in its capacity as the escrow agent with respect to the Escrow Account.

“Escrow Account” has the meaning set forth in Section 2.2(a).

“Escrow Agreement” has the meaning set forth in Section 2.2(a).

“Escrow Amount” has the meaning set forth in Section 2.2(a).

“Escrow Funding” has the meaning set forth in Section 2.2(a).

“Escrow Funding Date” has the meaning set forth in Section 2.2(a).

“Escrow Funding Time” has the meaning set forth in Section 2.2(a).

“Escrow Release Time” has the meaning set forth in Section 2.2(b).

Notwithstanding any other changes to the Purchase Agreement contained in this Amendment, the term “Closing” in each of the following instances in which it appears in the Purchase Agreement is hereby deleted and replaced with the term “Escrow Funding”:

(I)      solely for purposes of Section 6.3(g) of the Purchase Agreement, the definition of “Interim Period” in Section 1.1 of the Purchase Agreement;

(II)     the definition of “Transition Services Agreement” in Section 1.1 of the Purchase Agreement;

(III)    Section 4.4 of the Purchase Agreement;

(IV)   the first instance of the term “Closing” in Section 6.2(c) of the Purchase Agreement;

(V)     the first instance of the term “Closing” in Section 6.3(g) of the Purchase Agreement;

(VI)   the first instance of the term “Closing” in the first sentence of Section 6.9 of the Purchase Agreement;

(VII)  the first and second sentences of Section 6.10(a) of the Purchase Agreement;

(VIII) the first sentence of Section 6.20(d) of the Purchase Agreement;

(IX)   the first instance of the term “Closing” in Section 6.21(a) of the Purchase Agreement;

(X)     Section 6.26 of the Purchase Agreement; and

(XI)   the fourth and eighth instances of the term “Closing” in Section 11.13(b) of the Purchase Agreement.

Notwithstanding any other changes to the Purchase Agreement contained in this Amendment, the defined term “Closing Date” in each of the following instances in which it appears in the Purchase Agreement is hereby deleted and replaced with the term “Escrow Funding Date”:

(I)      the definitions of “Company Employees” and “Vendor Employees” in Section 1.1 of the Purchase Agreement;

(II)     the first and second sentences of Section 2.4(b) of the Purchase Agreement;

(III)    the first and second instances of the term “Closing Date” in Section 6.3(g) of the Purchase Agreement;

(IV)   the last sentence of Section 6.8(c) of the Purchase Agreement;

(V)     the first instance of the term “Closing Date” in the last sentence of Section 6.9 of the Purchase Agreement;

(VI)   the first and third instances of the term “Closing Date” in Section 6.16(a) of the Purchase Agreement;

(VII)  Section 6.23 of the Purchase Agreement; and

(VIII) the first instance of the term “Closing Date” in Section 6.24 of the Purchase Agreement.

vii.   The following definition is hereby added immediately following the definition of the term “Fee Letter” in Section 1.1 of the Purchase Agreement:

“Financial Literacy Committee” has the meaning set forth in Section 6.22.

“Financial Literacy Program”  has the meaning set forth in Section 6.22.

viii.          The following definitions are hereby added immediately following the definition of “New Investment Company Advisory Agreement” in Section 1.1 of the Purchase Agreement:

“New Selected Dealer Agreement for Mutual Funds” means that certain Selected Dealer Distribution and Shareholder Servicing Agreement to come into effect on the Closing Date by and between IMCO and Victory Capital Advisers, Inc. with substantially similar terms to those included in the Selected Dealer Agreement and the Agency Agreement.

ix.             The term “Pro Rata Bonus Amount” is hereby amended and restated in its entirety as follows:

“Pro Rata Bonus Amount” means the sum of (a) for each Continuing Employee who participated in the USAA Corporate Bonus Plan immediately prior to the

Closing that is not otherwise a Retiree Eligible Employee, an amount equal to the target annual incentive bonus applicable to such Continuing Employee for the calendar year in which Closing occurs multiplied by a fraction, the numerator of which is the number of days during such calendar year preceding the Closing Date and the denominator of which is three hundred sixty-five (365) plus (b) for each Continuing Employee who participated in the USAA Asset Management Company Variable Pay Program immediately prior to the Closing, an amount equal to the target bonus applicable to such Continuing Employee pursuant to the USAA Asset Management Company Variable Pay Program for the calendar year in which the Closing occurs multiplied by a fraction, the numerator of which is the number of days during such calendar year preceding the Closing Date and the denominator of which is three hundred sixty-five (365).

x.            The definition of “Target Net Working Capital” is hereby amended and restated in its entirety as follows:

“Target Net Working Capital” means $18,430,000.

xi.             The definition of “Transitional Trademark License Agreement” is hereby amended and restated in its entirety as follows:

“Transitional Trademark License Agreements” means, together, (a) the Transitional Trademark License Agreement, substantially in the form of Exhibit D, by and between Buyer and USAA, and (b) the Additional Transitional Trademark License Agreement to be entered into on the Closing Date, by and between Buyer and USAA, regarding rights and obligations under the 529 Plan.

The defined term “Transitional Trademark License Agreement” in each instance in which it appears in the Purchase Agreement is hereby deleted and replaced with the defined term “Transitional Trademark License Agreements.

xii.            The following definition is hereby added immediately following the definition of “Vendor Employees” in Section 1.1 of the Purchase Agreement:

“Volcker Rule” means §619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (12 U.S.C. §1851).

xiii.          The following definition is hereby added immediately following the definition of “willful breach” in Section 1.1 of the Purchase Agreement:

“Written Instructions” has the meaning set forth in Section 2.2(a).

(b)    Notwithstanding anything to the contrary in the Purchase Agreement, including, without limitation, the definition of “Covered Transaction Costs”, to the extent not reflected in the Closing Date Net Working Capital as current liabilities of the Acquired Companies, the amount of any retention bonuses payable pursuant to Section 6.27 of the Seller Disclosure Schedule to Specified Employees after the Closing (the “Specified Employee Retention Bonus Amounts”), shall be considered “Covered Transaction Costs” for purposes of the Purchase Agreement; provided, that with respect to any Specified Employee Retention Bonus Amounts included in Covered

Transaction Costs pursuant hereto that are cancelled or forfeited prior to their payment, or are subsequently repaid by any Specified Employee to Buyer or any of its Affiliates pursuant to the terms of the applicable retention bonus agreement, within ten (10) Business Days following the date on which such cancellation, forfeiture or repayment occurs, Buyer shall pay, or shall cause to be paid, to Seller (by wire transfer of immediately available funds to an account(s) designated by Seller) an amount equal to such cancelled, forfeited or repaid portion of such Specified Employee Retention Bonus Amounts.  Buyer shall promptly notify Seller of any event that would result in the cancellation, forfeiture or repayment of any Specified Employee Retention Bonus Amounts.  Amounts payable pursuant to this clause 2(b) of this Amendment will be subject to adjustment in accordance with Section 2.4(d) of the Seller Disclosure Schedule.  For the avoidance of doubt, (i) Buyer and its Affiliates shall use commercially reasonable efforts to enforce any clawback or forfeiture provision applicable to any Specified Employee Retention Bonus Amounts paid or payable by Buyer or any of its Affiliates against any Specified Employee and (ii) neither Buyer nor any of its Affiliates shall have any repayment obligation unless and until it receives repayment from a Specified Employee.  Further, neither Buyer nor any of its Affiliates shall have any repayment obligation in respect of amounts repaid by any Specified Employee directly to Seller.  For purposes hereof, “commercially reasonable efforts” shall mean providing such individual with written notice of his or her repayment obligation upon, or promptly following, the occurrence of the event giving rise to such obligation.

(c)    Notwithstanding anything to the contrary in the Purchase Agreement, to the extent that any portion of any retention bonuses paid pursuant to (x) the retention bonus agreements set forth under Items 13 and 14 under the heading “Parent Plans” in Section 4.14(a) of the Seller Disclosure Schedule or (y) the retention bonus agreements identified as Items 2, 4 and 6 under the heading “Acquired Company Plans” in Section 4.14(a) of the Seller Disclosure Schedule, are subsequently repaid by the applicable individual who is a party to such agreement to Buyer or any of its Affiliates following payment thereof pursuant to the terms of the applicable retention bonus agreement, within ten (10) Business Days following the date on which such repayment occurs, Buyer shall pay, or shall cause to be paid, to Seller (by wire transfer of immediately available funds to an account(s) designated by Seller) an amount equal to such repaid portion of such retention bonus amount.  Buyer shall promptly notify USAA of any event that would result in the repayment of any retention bonuses described in this clause 2(c) of this Amendment.  Amounts payable pursuant to this clause 2(c) of this Amendment will be subject to adjustment in accordance with Section 2.4(d) of the Seller Disclosure Schedule.  For the avoidance of doubt, neither Buyer nor any of its Affiliates shall have any repayment obligation unless and until it receives repayment from an individual.  Further, neither Buyer nor any of its Affiliates shall have any repayment obligation in respect of retention bonus amounts repaid by any individual directly to Seller.

(d)    Section 2.2 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Escrow Funding; Escrow Release; Closing.

(a)  Notwithstanding anything to the contrary in Section 2.3, if all of the conditions set forth in Article 7  (without regard to any reference to “Closing” or “Closing Date” in Article 7 or in any related defined terms, which references shall be deemed to refer to “Escrow Funding” or “Escrow Funding Date”, as applicable, solely for this purpose) have been satisfied or waived by the Parties entitled to the benefits thereto as of the Escrow Funding Time (as defined below), other than the consummation of the Closing at the Closing Time pursuant to this Agreement, but subject to the Closing occurring at the Closing Time pursuant to this Agreement, then (i) commencing at 11:00 a.m. (prevailing Central Time) on June 28, 2019 (such time and date, the “Escrow Funding Time” and such date, the “Escrow Funding Date”), which date the Parties acknowledge and agree is at least three (3) Business Days following the last day of the Marketing Period, (A) Buyer shall deposit, or cause to be deposited (including through any Financing Source), with the Escrow Agent in an escrow account (which escrow account shall be designated by the Escrow Agent to Buyer at least two (2) Business Days prior to the Escrow Funding Date) (the “Escrow Account”), an aggregate cash amount (the “Escrow Amount”) in immediately available funds equal to the amount of the Estimated Closing Purchase Price set forth on the Seller Statement (the “Escrow Funding”), (B) Buyer shall deliver, or cause to be delivered (including through any Financing Source), irrevocable written instructions to the Escrow Agent to release the Escrow Amount from the Escrow Account at the Escrow Release Time (as defined below) in such amounts and to the payees as set forth in such written instructions (the “Written Instructions”), and (C) the Parties shall, or shall cause, all Closing Documents to be (1) duly executed and dated as of the Closing Date, and (2) irrevocably delivered into escrow at the Escrow Funding Time pending automatic release thereof at the Closing Time as further provided in Section 2.2(b) below, and (ii) the Escrow Amount shall be automatically released from the Escrow Account at the Escrow Release Time in accordance with the Written Instructions (including, for the avoidance of doubt, the Estimated Closing Purchase Price which shall be released to Seller at the Escrow Release Time) as further described in Section 2.2(b) below and in full satisfaction of Buyer’s obligations to fund the Estimated Closing Purchase Price at the Closing.  Following delivery of the Written Instructions to the Escrow Agent pursuant to this Section 2.3(a), Buyer shall not, and shall cause its Financing Sources not to, amend, waive, modify or terminate the Written Instructions or the escrow agreement entered into by and between Buyer and the Escrow Agent (the “Escrow Agreement”), in any respect, or transmit any additional instructions to Escrow Agent thereunder, and without limiting the foregoing, Buyer shall deliver duly executed copies of the Written Instructions and the Escrow Agreement to Seller at the Escrow Funding.  Seller is an express third party beneficiary of clause 5, clause 12.1 and clause 20 of the Escrow Agreement solely for the purpose of enforcing the Escrow Agent’s and any successor’s obligations to release funds from the Escrow Account in accordance with the Written Instructions.  Buyer hereby agrees that if Seller has sought to enforce, and as a result of a final, non-appealable determination by a court of competent jurisdiction fails to enforce, the Escrow Agent’s and its successor’s obligations to release funds from the Escrow Account in accordance with the Written Instructions, then Buyer will enforce the Escrow Agent’s obligations under the Escrow Agreement to release the Escrow

Amount from the Escrow Account at the Escrow Release Time in accordance with the Written Instructions if the Escrow Agent fails to do so, including by commencing a Proceeding against the Escrow Agent to compel the Escrow Agent to release the funds from the Escrow Account in accordance with the Written Instructions.  Notwithstanding anything to the contrary herein, any representations or warranties or certifications to be made by any Party in any Closing Document so deposited into escrow pursuant to this Section 2.2(a) shall be made at and as of the Closing Date (and, where applicable, as of the date of this Agreement) or such other date as may be specified in such Closing Document, and not as of the Escrow Funding Date.

(b)  Notwithstanding anything to the contrary in Section 2.3, subject only to the Escrow Funding occurring at the Escrow Funding Time pursuant to this Agreement, the consummation of the purchase and sale of the Shares (the “Closing”) shall take place and become effective at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, commencing at 12:00:01 a.m. (prevailing Central Time) on July, 1, 2019 (such date, the “Closing Date” and such time and date, the “Closing Time”) and all Closing Documents irrevocably delivered into escrow at the Escrow Funding pursuant to Section 2.2(a) shall be automatically released without further action by the Parties or any other Person; provided, that the payment of the Estimated Closing Purchase Price and any other amounts required to be released from the Escrow Account or otherwise paid by Buyer pursuant to this Agreement at the Closing shall commence at 7:30 a.m. (prevailing Central Time) on the Closing Date (such time and date, the “Escrow Release Time”).  The Parties hereby acknowledge and agree that for all purposes (including Tax, accounting and financial reporting purposes), the Closing shall be deemed to have occurred at the Closing Time on the Closing Date; provided, that the foregoing shall not be deemed to modify any requirement pursuant to this Agreement that any amount be calculated as of the Calculation Time as specified herein and notwithstanding the foregoing, the Covered Transaction Costs shall be calculated under this Agreement as of the Closing Time.

(c)  Immediately following the close of business on the Escrow Funding Date, Buyer and Seller shall, and shall cause their respective Affiliates to, commence, and use their reasonable best efforts to complete on or prior to the Closing, any and all accounts and systems conversions, migrations and transfers and all other actions reasonably necessary to ensure that the Business may be operated by Buyer and its Subsidiaries on their systems and platforms as of the Escrow Release Time.

(e)    Notwithstanding anything to the contrary in this Amendment, (i) nothing set forth in this Amendment shall be deemed to limit or diminish the rights and obligations of the Indemnified Parties or the Indemnifying Parties under the Purchase Agreement, and (ii) if any of the conditions set forth in Article 7 of the Purchase Agreement (without regard to any reference to “Closing” or “Closing Date” in Article 7 of the Purchase Agreement or in any related defined terms, which references shall be deemed to refer to “Escrow Funding” or “Escrow Funding Date”, as applicable, solely for this purpose) are not satisfied or waived by the Parties entitled to the benefits thereto on or prior to the Escrow Funding Time, other than the consummation of the Closing at the Closing Time pursuant to the Purchase Agreement, then the amendments to the Purchase Agreement set forth herein relating to the Escrow Funding (including with respect to any defined terms set forth in Section 1.1 of the Purchase Agreement and the amendments to Section 2.2 and Section 2.3 of the Purchase Agreement set forth above) shall be void ab initio and shall be of no force or effect.

(f)     Section 2.6(e) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Seller Access.  From and after the date on which Seller receives a Buyer Earn Out Statement for a particular Earn Out Year until the date on which the Earn Out Payment for such Earn Out Year is finally determined or agreed pursuant to this Section 2.6, upon reasonable advance notice and in a manner so as to not unreasonably interfere with the normal business operations of Buyer and its Affiliates, Buyer shall (and shall cause each of its applicable Affiliates to) provide to Seller and Seller’s Affiliates and their accountants and other advisors (and each of their respective authorized representatives) during normal business hours access to the books and records of Buyer and its Affiliates (and Seller and Seller’s Affiliates and their accountants and other advisors (and each of their respective authorized representatives) shall be permitted to make copies of such books and records) and to Buyer’s and its applicable Affiliates’ respective personnel and accountants for the purposes of reviewing and auditing the Buyer Earn Out Statement and Buyer Calculated Earn Out Payment.

(g)    The following covenant is hereby added as a new Section 2.6(h) of the Purchase Agreement:

Earn Out Data. Buyer shall prepare and deliver to Seller, no later than thirty (30) days after the end of each calendar quarter of each Earn Out Year, a written statement setting forth the total net assets under management of each Fund that is taken into account in the calculation of the Earn Out Payment for such Earn Out Year pursuant to this Section 2.6.

(h)    Section 6.3(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Buyer acknowledges and agrees that Seller and its Affiliates shall have the right to retain copies of all books, data, files, information, materials and records in any form or media of the Acquired Companies relating to periods ending on or prior to the Closing Date solely to the extent (i) relating to information (including employment and medical records) regarding the Company Employees, (ii) required by any Governmental Authority, including pursuant to any Applicable Law or regulatory request or for purposes of preparing or filing any Tax Return or participating in an audit or other proceeding with respect to Taxes, (iii) as may be necessary for Seller or its Affiliates to perform their respective obligations pursuant to this Agreement or any of the Ancillary Agreements, or (iv) relating to historical member data of the Acquired Companies for continued internal business use by Seller and its Affiliates, in each case, subject in all respects to compliance with all applicable privacy Laws and Section 6.3(f) and Section 6.13.

(i)     Section 6.3(f) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

(f)  From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective representatives to, keep confidential, and not use any information relating to or obtained from, Buyer or the Acquired Companies or their Affiliates, regardless of the form in which such information is communicated or maintained, and all notes, reports, analyses, compilations, studies, files or other documents or material, whether prepared by such party, its Affiliates, or its representatives, that are based on, contain or otherwise reflect such information, in the same manner as and to the same extent that Buyer is required to keep Evaluation Material (as defined in the Confidentiality Agreement) confidential, and not use such Evaluation Material, under the Confidentiality Agreement, such confidentiality and use provisions applied to Seller mutatis mutandis; provided that nothing in this Section 6.3 shall limit Seller’s and Seller Parent’s use of such Evaluation Material in evaluating and enforcing its rights under this Agreement and the Ancillary Agreements and in defending claims from Buyer and Buyer Indemnitees; provided,  further, that Seller and its Affiliates shall have the right to use data retained pursuant to Section 6.3(d)(iv);  provided,  however, that Seller and its Affiliates shall use such data for internal business purposes and only share such data with a third party in connection with such internal business purposes, and shall not otherwise share such data with, or directly or indirectly provide, grant access to, transfer or convey such data to, any third party, including any third-party acquirer of 50% or more of the outstanding equity interests in, or assets of, Seller, IMCO or any Affiliate of the foregoing Persons or any successor-in-interest of the foregoing Persons.

(j)     Section 6.10(c)(i) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

(i) for the period running through the end of the calendar year in which the Closing Date occurs, Buyer shall (or shall cause one of its Affiliates or the Acquired Companies to) make bonus payments, as calculated by Seller in good faith pursuant to the USAA Asset Management Company Variable Pay Program to each Continuing Employee in amounts equal to those that would have been provided pursuant to the USAA Asset Management Company Variable Pay Program, as in effect as of immediately prior to the Closing Date, subject to any and all terms, eligibility requirements and similar conditions set forth in the USAA Asset Management Company Variable Pay Program, which shall continue to apply mutatis mutandis;

(k)    Section 6.10(h) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

With respect to each of the Parent Plans set forth in Section 6.10(h) of the Seller Disclosure Schedule (each, a “Deferred Compensation Plan”), Seller shall take (or cause to be taken) all actions that are necessary or appropriate to cause each Deferred Compensation Plan to be terminated and liquidated with respect to each Company Employee, effective as of the Closing Date, and subject to the Closing occurring, in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B).  Seller shall cause the accounts of such participants to be paid no later than twelve (12) months following the Deferred Compensation Plan Termination Date.

(l)     Section 6.10(j) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

After the Closing, (i) within ten (10) Business Days prior to the date that bonuses are paid by Buyer or its Affiliates pursuant to Section 6.10(c)(i) and Section 6.10(f)(i) in respect of the Pre-Closing Bonus Period, Seller shall pay, or cause to be paid, to Buyer (by wire transfer of immediately available funds to an account(s) designated by Buyer) an amount equal to the difference, if any, between (x) the bonus amounts that are payable in respect of the Pre-Closing Bonus Period based on (A) with respect to the bonuses paid pursuant to the USAA Corporate Bonus Plan the actual corporate performance score awarded by the USAA Board for the calendar year in which the Closing occurs and (B) with respect to  the bonuses paid pursuant to Section 6.10(c)(i), the actual performance as calculated by Seller pursuant to Section 6.10(c)(i),  minus  (y) all Pro Rata Bonus Amounts that were included as a component of the Closing Purchase Price, as finally determined pursuant to Section 2.4, and (ii) within five (5) Business Days after the date that bonuses are paid pursuant to Section 6.10(c)(i) and Section 6.10(f)(i) in respect of the calendar year in which the Closing occurs, Buyer shall repay, or cause to be repaid, to Seller (by wire transfer of immediately available funds to an account(s) designated by Seller) an amount equal to the difference, if any, between (x) the aggregate amount of all Pro Rata Bonus Amounts that were included as a component of the Closing Purchase Price, as finally determined pursuant to Section 2.4, and any amounts remitted pursuant to clause  (i) hereof, minus  (y) the total amount, if any, of bonuses that are actually paid by Buyer or its Affiliates pursuant to Section 6.10(c)(i) and Section 6.10(f)(i).

(m)   Notwithstanding anything in the Purchase Agreement to the contrary, including, without limitation, Section 6.1(a) or Section 6.10 thereof, and the corresponding sections of the Seller Disclosure Schedule, the Parties hereby acknowledge and agree that, prior to Closing, Seller shall either (i) transfer out of the Adviser the employment of, or (ii) terminate the employment of, the Persons set forth on Annex I attached to this Amendment, and such Persons shall no longer be treated as Company Employees or Vendor Employees, as applicable, for purposes of the Purchase Agreement.  For the avoidance of doubt, Seller shall be solely responsible for the payment of severance to the Persons set forth on Annex I attached to this Amendment; provided,  however, that the amounts paid or payable to such Persons (which shall be determined in accordance with Section 2.4(d) of the Seller Disclosure Schedule) shall be added to the amounts described on Section 1.1-CTC(II) of the Seller Disclosure Schedule; provided, further, that (x) if any such individual retires or accepts another position with Seller or its Affiliates, such that he or she would not be entitled to receive severance pursuant to the terms of Seller Severance Plans, then Buyer will have no economic liability in respect of such individual and (y) with respect to any severance amounts described in this Section 2(m) that are subsequently repaid to Seller or any of its Affiliates pursuant to the terms of the applicable Seller Severance Plan, Seller shall pay, or shall cause to be paid, to Buyer (by wire transfer of immediately available funds to an account(s) designated by Seller) an amount equal to such repaid portion of such severance amounts.  Seller shall promptly notify Buyer of any event that would result in the repayment of any such severance amount.  For the avoidance of doubt, (i) Seller and its Affiliates shall use commercially reasonable efforts to enforce any clawback provision applicable to any severance amounts described in this clause 2(m) of this Amendment paid or payable by Seller or any of its Affiliates against any individual and (ii) neither Seller nor any of its Affiliates shall have any repayment obligation unless and until it receives repayment from an individual.  Further, neither Seller nor any of its Affiliates shall have any repayment obligation in respect of severance amounts repaid by any individual directly to Buyer or any of its Affiliates.  In addition, the Parties acknowledge and agree that the Annexes II and III attached to this Amendment shall represent the final and definitive versions of Sections 1.1-CE and 1.1-VE of the Seller Disclosure Schedule, respectively.

(n)    Section 6.19 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Invested Capital Commitments.  From and after the Closing, except as required by Law (other than the Volcker Rule, in respect of which clause (c) of this Section 6.19 shall apply), with respect to each Fund set forth on Exhibit F that is a USAA Fund, Seller Parent hereby commits to cause its applicable Affiliate(s) not to withdraw any Invested Capital from such Fund below an amount equal to the minimum Invested Capital Amount set forth opposite such Fund’s name on Exhibit F under the column “USAA Capital Commitment” prior to the second (2nd) anniversary of the Closing Date (each such date, a “Commitment Period Expiration Date”); provided,  however, that the foregoing restriction shall not apply to any Tax distributions or other incidental distributions generally applicable to investors in the relevant Funds.  Notwithstanding anything in the foregoing to the contrary, (a)(i) Seller and its Affiliates are permitted to withdraw any amounts from any Fund so long as Seller and its Affiliates substantially concurrently replace such amounts so that after such replacement the Invested Capital in such Fund equals the minimum Invested Capital Amount for such Fund, and (ii) nothing in this Section 6.19 shall bind any foundation sponsored by Seller or its Affiliates so long as, if such foundation withdraws any amounts from a Fund, Seller and its Affiliates substantially concurrently replace such amounts so that after such replacement the Invested Capital in such Funds equals the minimum Invested Capital Amount for such Fund, (b) on and after a Commitment Period Expiration Date with respect to any Fund or from and after the occurrence of a Fund Trigger Event with respect to any Fund, (x) the restrictions described in the immediately preceding sentence shall be of no further force and effect with respect to such Fund and any Invested Capital in such Fund and (y) Seller and its Affiliates shall be permitted to withdraw all or a portion of the aggregate amount of any and all Invested Capital in respect of such Fund in accordance with such Fund’s withdrawal and redemption procedures upon delivering a notice of such withdrawal to Buyer and/or Adviser in respect thereof, and (c) Seller and its Affiliates shall be permitted to withdraw all or a portion of the aggregate amount of any and all Invested Capital with respect to any Fund set forth on Exhibit F in accordance with such Fund’s withdrawal and redemption procedures upon delivering a notice of such withdrawal to Buyer and/or Adviser in respect thereof solely to the extent necessary to satisfy the requirements of the Volcker Rule; provided, that (i) Seller and its Affiliates substantially concurrently reinvest any such withdrawn amount in one or more other Funds that are USAA Funds as of the Closing Date as selected by Buyer, (ii) if Buyer selects two or more such other Funds, then the allocation of such withdrawn amount to be reinvested by Seller and its Affiliates among such other Funds shall be determined by Buyer, (iii) if such other Fund was not listed on Exhibit F prior to such withdrawal, then the amount so reinvested in such other Fund shall be the minimum Invested Capital Amount for such other Fund and such other Fund shall automatically be deemed listed on Exhibit F for all purposes under this Agreement (including the other provisions of this Section 6.19) without further action by the Parties, and (iv) if such other Fund was already set forth on Exhibit F prior to such withdrawal, then the minimum Invested Capital Amount for such other Fund set forth on Exhibit F shall be automatically increased by such amount reinvested pursuant to this clause (c) without further action by the Parties.

(o)    Section 6.20(d) of the Purchase Agreement is hereby amended and restated in its entirety as follows:

[Reserved.]

(p)    Section 6.21 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Retail Brokerage.  On the Escrow Funding Date, (a) Seller shall cause (i) IMCO and Adviser to terminate the Selected Dealer Agreement, (ii) IMCO and Transfer Agent to terminate the Agency Agreement and (iii) IMCO to enter into the New Selected Dealer Agreement for Mutual Funds and (b) Buyer shall cause Victory Capital Advisers, Inc. to enter into the New Selected Dealer Agreement for Mutual Funds.  From and after the Closing, Buyer shall cause Victory Capital Advisers, Inc. to perform its obligations (including payment obligations) under the New Selected Dealer Agreement for Mutual Funds.

(q)    Section 6.22 of the Purchase Agreement is hereby amended and restated in its entirety as follows:

Financial Literacy Program.  Over the course of the twelve (12)-month period commencing on the Closing Date, Buyer shall contribute (or cause to be contributed) or spend (or cause to be spent) an aggregate amount in cash equal to $1,000,000 either through donations to certain charitable organizations or through developing financial literacy programs managed by or on behalf of Buyer or any of its Affiliates, in each case, in furtherance of developing and improving the financial literacy of the military community both nationally and in their local communities and the other objectives described in Exhibit G and the Committee Charter (defined below) (collectively, the “Financial Literacy Program”).  Over the course of each successive twelve (12)-month period commencing on the first anniversary of the Closing Date, Buyer or its applicable Affiliate(s) shall contribute (or cause to be contributed) to, or spend (or cause to be spent) on, the Financial Literacy Program an aggregate amount in cash equal to 0.25% of Buyer’s aggregate revenues that are derived from the Businesses of the Acquired Companies during such twelve (12)-month period in accordance with the provisions of the Committee Charter.  Following the Closing, so long as the Transitional Trademark License Agreements are each in effect and have not been terminated in accordance with their terms, Buyer or its applicable Affiliate will appoint two (2) individuals designated by Seller to serve as members of the Committee for Financial Literacy for Military Members and their Families that Buyer or any Affiliate of Buyer intends to establish on or following the Closing Date to supervise, manage and develop the Financial Literacy Program (any such committee, the “Financial Literacy Committee”), in each case, subject in all respects to the provisions of the charter of the Financial Literacy Committee (such charter, the

“Committee Charter”).  Buyer’s and its Affiliates’ contributions and expenditures pursuant to this Section 6.22 shall conform in all material respects with the terms and conditions of Exhibit G and the Committee Charter and without limiting the foregoing, (a) the implementation of (and Buyer’s obligations in respect of) the Financial Literacy Program and the activities and composition of the Financial Literacy Committee shall be subject to, and completed in accordance with, the provisions of Exhibit G and the Committee Charter, (b) Buyer and its applicable Affiliate(s) shall be permitted to defer the contribution or spending of any amounts required to be contributed or spent (or caused to be contributed or spent) under this Section 6.22 that are not so contributed or spent (or caused to be contributed or spent) in any given twelve (12)-month period in accordance with the Committee Charter, and (c) in the event of any conflict between this Section 6.22, on the one hand, and the Committee Charter or Exhibit G, on the other hand, the provisions of the Committee Charter or Exhibit G, as applicable, shall control.  Notwithstanding the foregoing, Buyer or any of its Affiliates may, in lieu of Buyer or its Affiliates performing the foregoing obligations of Buyer in this Section 6.22, create or establish a charitable foundation through which Buyer or such Affiliates of Buyer may perform such obligations of Buyer.

(r)     Exhibit F of the Purchase Agreement is hereby amended and restated in its entirety as set forth on Exhibit F to this Amendment.

(s)    The reference to “Exhibit G – Buyer Foundation Program” under the heading “Exhibits” in the Table of Contents shall hereby be amended and restated in its entirety to “Exhibit G – Financial Literacy Program”.

(t)     The following amendments shall be made to Exhibit G of the Purchase Agreement:

i.            The heading of Exhibit G shall hereby be amended and restated in its entirety to “Financial Literacy Program”.

ii.            The last sentence of the first paragraph shall hereby be amended and restated in its entirety as follows:

“The platform will be used exclusively to serve the military community, with a focus on initiatives that directly support USAA members.”

iii.            The last sentence of the paragraph under the subheading “Purpose” shall hereby be amended and restated in its entirety as follows:

“The purpose of Buyer’s financial literacy program will be to lead and support initiatives that educate military members and their families on how to invest to achieve specific long-term financial goals, such as sending a child to college or achieving a financially comfortable retirement.”

(u)    The following covenant is hereby added as a new Section 6.28 of the Purchase Agreement:

Resignations.  Seller shall or shall cause each of the directors and officers of the Acquired Companies set forth on Exhibit J attached to this Agreement to resign as directors or officers of the Acquired Companies, as applicable, effective immediately at the Closing Time. At the Escrow Funding, Seller shall deliver, or cause to be delivered, to Buyer a duly executed resignation letter from each such director and officer of the Acquired Companies in form and substance reasonably acceptable to Buyer with respect to the foregoing and each such resignation letter shall be effective as of the Closing Time.

(v)    A reference to “Exhibit J – Resignations” under the heading “Exhibits” in the Table of Contents shall hereby be added to the Table of Contents.

(w)   Section 6.27 of the Seller Disclosure Schedule is hereby amended and restated in its entirety as set forth in Annex IV to this Amendment.

(x)    The form of Transition Services Agreement attached as Exhibit C to the Purchase Agreement is hereby deleted and replaced in its entirety with the form attached as Annex V to this Amendment.

(y)    Notwithstanding anything to the contrary in this Amendment or the Purchase Agreement, the Parties agree that the fees, costs and expenses payable by the Acquired Companies following the Closing pursuant to any Ancillary Agreement (e.g., transition services fees payable by Buyer to an Affiliate of Seller under the Transition Services Agreement), but excluding for the avoidance of doubt any fees, costs and expenses incurred by the Acquired Companies on or prior to the Closing in respect of the preparation and execution of this Amendment, the Purchase Agreement and any Ancillary Agreement, shall not be included in the calculation of the amounts described in clause (c) of the definition of “Covered Transaction Costs” in the Purchase Agreement.

3.         No Other Variation. Except to the extent set forth in this Amendment, none of the terms and provisions of the Purchase Agreement or the obligations and rights of the parties to the Purchase Agreement shall be deemed amended, modified or waived and such terms, provisions, obligations and rights which shall continue unaffected in accordance with the Purchase Agreement.  References to the Purchase Agreement in any other document or agreement (including references to “this Agreement” in the Purchase Agreement) will be deemed references to the Purchase Agreement, as amended by this Amendment, regardless of whether such documents or agreements refer to any amendments to the Purchase Agreement.

4.         Miscellaneous.  Article 11 of the Purchase Agreement is incorporated herein by reference mutatis mutandis and, to the extent applicable, will govern the provisions of this Amendment.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

VICTORY CAPITAL HOLDINGS, INC.
By:	/s/ David C. Brown
Name:	David C. Brown
Title:	Chairman and Chief Executive Officer

USAA Investment Corporation
By:	/s/ Daniel S. McNamara
Name:	Daniel S. McNamara
Title:	President

USAA CAPITAL Corporation
By:	/s/ Laura Bishop
Name:	Laura Bishop
Title:	President